FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002.

SCS Solars Computing Systems Inc.
(Translation of registrant=s name into English)

440-789 W. Pender St. Vancouver, British Columbia V6C 1H2
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

INDEX TO EXHIBITS

Item
General News Releases for SOLARS (SCS) for January, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCS Solars Computing Systems Inc.

Date: January, 2002

By: ________________
Andrew O'Leary, President

News Release

SolarNet Wins New Business at US Air Consolidator Conference with Launch of Live Booking Capability

Five of the largest US consolidators, collectively responsible for over 800,000 bookings annually, now contracted to use SolarNet's Real-Time Booking Engine

Vancouver, BC, January 29, 2002 – SolarNet (Solars Computing Systems Inc.; listed CDNX "SCS" and OTC US "SCSIF"), a leading provider of business-to-business information management and electronic distribution solutions for the travel industry, announced today the signing of four new contracts for use of SolarNet's Real-Time Booking Engine, announced January 14, 2002.

This brings the number of consolidators contracted to use SolarNet's new live booking capability to five and SolarNet expects to have all five consolidators implemented during February 2002. The five initial consolidators collectively are responsible for in excess of 800,000 PNRs (Passenger Name Records) per annum. A PNR can represent one person or a family traveling under the same booking. SolarNet receives US$7.00 per PNR booked on SolarNet.

Moondeep Aggarwal, Systems Support Manager at Skybird Travel and Tours, stated, "We need the booking capability offered by SolarNet. Electronic booking is what the travel agents want and an automated booking process will save us considerable operational expense in comparison to our current manual system of making agent bookings over the phone."

The addition of live booking capabilities completes SolarNet's consolidator fare management and distribution solution. SolarNet's new technology enables 95% of travel agencies worldwide, an estimated 450,000 travel agents, to have instant access --free of charge-- to a consolidator's fare inventories to: check seat availability; view fare rules; complete a live booking; and receive a confirmed Passenger Name Record (PNR).

Travel agents have desktop access through their GDS to SolarNet's inventory of participating air consolidator fares simply by typing in the appropriate SolarNet access code listed below:

Amadeus: 1TVO.SOLARNET//
Apollo: L@@SOLAR
Galileo: @@SLN/SOLAR

Sabre: XXORG/SOLARNET
Worldspan: @@TVL/SOLARNET

About SolarNet

SolarNet (Solars Computing Systems Inc.; SCS: CDNX) is a leading provider of flexible and affordable information technology solutions for the travel industry. SolarNet's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS networks --Sabre, Galileo/Apollo, Amadeus and Worldspan-- that are used by 95% of the world's travel agents. SolarNet's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SolarNet is a public company, listed CDNX "SCS" and OTC US "SCSIF". For more information see http://www.solars.com/

For further information on SolarNet, contact:

For media inquiries, please contact:
Sherry Boisvert
ITPR (for SolarNet)
(416) 642-6353
sherry@itpr.com

For all other inquiries, please contact:
Greg Lytle
SolarNet
VP Corporate Communications
Direct: (604) 839-6946
lytleg@solars.com

This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

News Release

SolarNet Announces Live Booking Capabilities

95% of Travel Agencies Worldwide Can Now Book Consolidator Airfares in Real-Time Via SolarNet's Desktop Connection to All the Major GDS Networks

Vancouver, BC, January 14, 2002 – SolarNet (Solars Computing Systems Inc.; listed CDNX "SCS" and OTC US "SCSIF"), a leading provider of business-to-business information management and electronic distribution solutions for the travel industry, announced today the launch of its new Real-Time Booking Engine.

The addition of live booking capabilities completes SolarNet's consolidator fare management and distribution solution.

Trans Am Travel is SolarNet's first Consolidator customer to utilize the real-time booking engine, having been a SolarNet LiveLinx user since February 1999 and a SolarNet LiveLinx*Plus user since March of 2001. Now 95% of travel agencies worldwide, an estimated 450,000 travel agents, have instant access --free of charge-- to Trans Am's fare inventories through SolarNet to: check seat availability; view fare rules; complete a live booking; and receive a confirmed Passenger Name Record (PNR).

Travel agents have desktop access to SolarNet 24/7 through their GDS simply by typing in the appropriate SolarNet GDS access code listed below:

Amadeus: 1TVO.SOLARNET//
Apollo: L@@SOLAR
Galileo: @@SLN/SOLAR
Sabre: XXORG/SOLARNET
Worldspan: @@TVL/SOLARNET

Trans Am, based in Alexandria, VA, is one of the largest airline ticket Wholesaler/Consolidators in the United States. Trans Am has been serving the retail travel agent community for over 20 years, moving over one million passengers per year, offering airfares to some 500 destinations in 116 countries worldwide. Trans Am's airfares cover cities in all 6 continents served by their 35 airline partners from almost any city in the United States and Canada. "We are really excited about the innovation that Solarnet has developed allowing agents to fully book our airfares from any GDS using the Solarnet booking system," said William Gomes, Trans Am's Operations Manager.

The official debut of SolarNet's Real-Time Booking Engine will take place at the United States Airline Consolidators Association (USACA) convention in Sacramento, CA on January 24th, 2002.

About SolarNet

SolarNet (Solars Computing Systems Inc.; SCS: CDNX) is a leading provider of flexible and affordable information technology solutions for the travel industry. SolarNet's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS networks --Sabre, Galileo/Apollo, Amadeus and Worldspan-- that are used by 95% of the world's travel agents. SolarNet's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SolarNet is a public company, listed CDNX "SCS" and OTC US "SCSIF". For more information see http://www.solars.com/

For further information on SolarNet, contact:

For media inquiries, please contact:
Sherry Boisvert
ITPR (for SolarNet)
(416) 642-6353
sherry@itpr.com

For all other inquiries, please contact:
Greg Lytle
SolarNet
VP Corporate Communications
Direct: (604) 839-6946
lytleg@solars.com

This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

News Release

SolarNet Announces Record Traffic in 2001

9,765 Travel Agencies accessed SolarNet's inventory of Consolidator airfares in 2001, requesting in excess of 2 million price quotes.

Vancouver, BC, January 7, 2002 – SolarNet (Solars Computing Systems Inc.; listed CDNX "SCS" and OTC US "SCSIF"), a leading provider of business-to-business information management and electronic distribution solutions for the travel industry, announced today record travel agent usage in 2001 despite the impact the attacks of September 11 have had on the travel industry.

In 2001, SolarNet's consolidator inventory database of over 15 million flight choices was accessed multiple times by 9,765 unique travel agencies from around the world, who requested 2,166,209 price quotes.

Scheduled airline commissions, once a travel agency's bread and butter, have shrunk dramatically since 1995; which has forced travel agencies to focus their energies on sales that will bring in greater income such as consolidator airfares.

Traditionally, the consolidator segment of the travel industry has had limited distribution reach as consolidator inventories have not been available to agencies directly through the major Global Distribution System (GDS) networks. SolarNet has changed that, and standardized consolidator fare distribution, by offering consolidators an inventory management program that includes global travel agency distribution via the Internet and SolarNet's unique multi-GDS distribution solution. This eliminates time-consuming phone calls and sorting through stacks of consolidator faxes.

Travel agencies worldwide have instant access --free of charge-- to fare inventories for all of SolarNet's participating consolidators via SolarNet's LiveLinx product. Agencies can also use SolarNet's LiveLinx*PLUS product to check flight availability, fare rules and transmit a booking request directly to participating consolidators.

SolarNet's consolidator services will be further expanded later this quarter to include direct inventory control and live booking capabilities.

"We have been utilizing SolarNet's distribution channel for nearly 2 years now, and enjoying the benefits. With a natural progression we moved to the LiveLinx*Plus system approximately 6 months ago to streamline our booking process, and are now looking toward using the new live booking engine," said Dianne Atchison, Director of Operations for D-FW Tours, one of the largest volume consolidators in the United States.

Travel agents have desktop access to SolarNet 24/7 through their GDS simply by typing in the appropriate SolarNet GDS access code listed below:

Amadeus: 1TVO.SOLARNET//

Apollo: L@@SOLAR

Galileo: @@SLN/SOLAR

Sabre: XXORG/SOLARNET

Worldspan: @@TVL/SOLARNET

About SolarNet

SolarNet (Solars Computing Systems Inc.; SCS: CDNX) is a leading provider of flexible and affordable information technology solutions for the travel industry. SolarNet's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS networks –Sabre, Galileo/Apollo, Amadeus and Worldspan that reach 95% of the world's travel agents. SolarNet's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SolarNet is a public company, listed CDNX "SCS" and OTC US "SCSIF". For more information see http://www.solars.com/

For further information on SolarNet, contact:

For media inquiries, please contact:
Sherry Boisvert
ITPR (for SolarNet)
(416) 642-6353
sherry@itpr.com

For all other inquiries, please contact:
Greg Lytle
SolarNet
VP Corporate Communications
Direct: (604) 839-6946
lytleg@solars.com